Tenet Fintech Group Inc.

Condensed Interim Consolidated
Financial Statements (Unaudited)

For the three and six-month periods ended

June 30, 2022, and 2021

Financial Statements

Condensed Interim Consolidated Statements of Comprehensive Profit and Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Financial Position	5

Notes to Condensed Interim Consolidated Financial Statements	6 - 29

2

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Comprehensive Profit and Loss

For the three six-month periods ended June 30, 2022 and 2021

(In Canadian dollars, except weighted average number of outstanding shares)
(Unaudited)

		Three-month periods ended June 30		Six-month periods ended June 30
	Note	2022	2021	2022	2021
		$	$	$	$

Revenues		32,432,228	30,649,179	67,173,688	44,888,955

Expenses
Cost of service		29,196,028	27,442,884	59,220,893	39,790,055
Salaries and fringe benefits		2,734,471	692,610	5,079,739	1,416,469
Service fees		55,092	148,987	158,018	306,638
Royalty on software		-	43,902	-	74,678
Board remuneration		151,080	146,302	343,004	270,829
Consulting fees		369,745	118,873	713,483	181,742
Management fees		11,580	14,356	23,544	27,174
Outsourced services		1,000,158	-	1,000,158	-
Professional fees		666,320	581,227	1,698,784	912,882
Public relations and press releases		201,164	134,987	517,236	256,480
Office supplies, software and hardware		339,018	58,272	516,076	88,486
Lease expenses		25,648	11,247	85,809	22,817
Insurance		316,735	27,277	648,381	42,173
Finance costs	17.4	349,576	50,935	796,559	95,768
Expected credit loss	5	101,555	(10,647)	189,173	9,246
Travel and entertainment		95,734	43,664	174,219	77,666
Stock exchange and transfer agent costs		114,545	62,656	159,577	153,370
Translation cost and others		57,171	81,573	83,191	120,883
Reversal of impairment loss		-	(193,717)		(193,717)
Depreciation of property and equipment	7	21,437	20,965	42,988	43,302
Depreciation of right-of-use assets	7	142,752	44,749	252,534	113,906
Amortization of intangible assets	8	1,562,827	155,948	3,065,174	222,432
Amortization of initial financing costs	12	6,825	6,725	13,376	13,376
(Gain) Loss on foreign exchange		(7,837)	7,527	126,587	(27,852)
		37,511,624	29,691,302	74,908,503	44,018,803
Profit (loss) before income taxes		(5,079,396)	957,877	(7,734,815)	870,152
Income taxes		1,253,276	661,806	1,957,458	963,783
Net profit (loss)		(6,332,672)	296,071	(9,692,273)	(93,631)

Net profit (loss) attributable to:		136,306	315,630	158,976	691,559
Non-controlling interest		(6,468,978)	(19,559)	(9,851,249)	(785,190)
Owners of the parent		(6,332,672)	296,071	(9,692,273)	(93,631)
		-	-
Item that will be reclassified subsequently to profit or loss		(1,600,876)	(325,829)	(2,361,477)	221,081
Currency translation adjustment		(7,933,548)	621,900	(12,053,750)	(314,712)
Total comprehensive profit (loss)

Total comprehensive profit (loss) attributable to:		(61,407)	357,625	(78,984)	614,596
Non-controlling interest		(7,872,141)	264,275	(11,974,766)	(929,308)
Owners of the parent		(7,933,548)	621,900	(12,053,750)	(314,712)

Weighted average number of outstanding shares		98,815,782	64,863,245	98,576,714	63,680,768

Basic and diluted profit (loss) per share		(0.065)	0.000	(0.100)	(0.012)

Going concern uncertainty (note 2)

Subsequent events (note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

		Capital stock				Accumulated		Total
		Number of				other		attributable	Non
		common		Equity	Contributed	comprehensive		to owners	Controlling	Shareholders'
	Note	shares	Amount	t0 issue	surplus	income	Deficit	of parent	interest	equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2022		97,167,183	208,219,490	150,000	21,531,185	1,366,752	(79,997,442)	151,269,985	14,320,381	165,590,366

Exercise of warrants and broker warrants	14	1,653,000	2,154,496	(150,000)	(432,246)			1,572,250		1,572,250
Exercise of options	14,15	117,500	464,170		(217,420)			246,750		246,750
Share-based compensation	15				1,112,302			1,112,302		1,112,302
Subscription for shares by non-controlling interest								-	483,859	483,859
Transactions with owners		98,937,683	210,838,156	-	21,993,821	1,366,752	(79,997,442)	154,201,287	14,804,240	169,005,527

Net profit (loss)							(9,851,249)	(9,851,249)	158,976	(9,692,273)
Other comprehensive loss						(2,123,517)		(2,123,517)	(237,960)	(2,361,477)
Total comprehensive loss for the period		-	-	-	-	(2,123,517)	(9,851,249)	(11,974,766)	(78,984)	(12,053,750)
Balance as of June 30, 2022		98,937,683	210,838,156	-	21,993,821	(756,765)	(89,848,691)	142,226,521	14,725,256	156,951,777

Balance as of January 1, 2021		59,012,095	39,131,010	511,221	11,582,653	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,250
Issuance of shares and warrants to settle debts owed for services provided	14	16,675	50,850					50,850		50,850
Issuance of shares re business acquisition	4	511,169	403,610	(403,610)				-		-
Exercise of warrants and broker warrants	14	7,157,732	8,129,647	(107,611)	(2,135,722)			5,886,314		5,886,314
Conversion of convertible debentures	11	25,000	27,483					27,483		27,483
Exercise of options	14,15	82,500	162,090		(79,590)			82,500		82,500
Share-based compensation	15				741,205			741,205		741,205
Transactions with owners		66,805,170	47,904,690	-	10,108,546	(140,782)	(30,240,372)	27,632,083	11,770,520	39,402,602
Net profit (loss)							(785,190)	(785,190)	691,559	(93,631)
Other comprehensive loss						(144,118)		(144,117)	(76,963)	(221,081)
Total comprehensive profit (loss) for the year.				-		(144,118)	(785,190)	(929,307)	614,596	(314,712)
Balance as of June 30, 2021		66,805,170	47,904,690		10,108,546	(284,900)	(31,025,562)	26,702,774	12,385,116	39,087,890

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six-month periods ended June 30, 2022 and 2021
(In Canadian dollars)

(Unaudited)

		Three-month periods ended June 30		Six-month periods ended June 30
	Note	2022	2021	2022	2021
		$	$	$	$
OPERATING ACTIVITIES
Net profit (loss)		(6,332,672)	296,071	(9,692,273)	(93,631)
Non-cash items
Expected credit loss	5	101,555	(10,647)	189,173	9,246
Depreciation of property and equipment	7	21,437	20,965	42,988	43,302
Depreciation of right-of-use assets	7	142,752	44,749	252,534	113,906
Amortization of intangible assets	8	1,562,827	155,948	3,065,174	222,432
Amortization of initial financing costs	12	6,825	6,725	13,376	13,376
Reversal of impairment loss		-	(193,717)	-	(193,717)
Accretion on debentures and bonds	12,17.4	8,089	6,630	15,703	13,554
Accretion of lease interest	10,17.4	38,268	7,535	75,401	13,970
Issuance of shares and warrants for settlement of debt	14	-	-	-	15,000
Change in fair value of contingent consideration payable	4	303,448	-	701,479	-
Share-based compensation	15	570,703	396,515	1,112,302	741,205
Deferred tax liability		3,730,857	-	107,562	-

Loans Receivable maturing in more than 12 months	5	769,551	(1,016,725)	1,589,607	(969,150)
Net changes in working capital items
Restricted cash		10,000	(40)	20,000	(80)
Income tax payable		(3,449,404)	(520,848)	262,554	(389,178)
Accounts receivable	6	2,863,856	1,613,096	1,532,905	4,186,610
Deposits made to third parties regarding transactions on platforms	6	2,046,240	(7,452,368)	7,201,149	(7,452,368)
Prepayment to third party subcontractors	6	3,177,168	-	877,473	-
Other debtors	6	(970,372)		333,850
Loans Receivable maturing in less than 12 months	5	(951,970)	(440,558)	(1,658,722)	(733,313)
Assets held for resale		(4,929)	-	64,758	-
Other prepaid expenses		427,332	1,097,760	431,954	681,254
Deposits received for transactions on platforms			4,349,056		4,660,178
Accounts payable, advances and accrued liabilities	9	(1,111,328)	1,787,031	(1,867,020)	(529,718)
Cash flows from operating activities		2,960,230	147,178	4,671,927	352,878

INVESTING ACTIVITIES
Debtors		-	(3,797,536)	-	(8,094,971)
Investment in third party entity		(88,298)	-	(581,048)	-
Property and equipment - additions	7	(8,537)	(2,717)	(25,434)	(4,313)
Property and equipment - disposals	7	-	-	2,344	5,989
Intangible asset - additions	8	(3,184,959)	(463,425)	(4,705,448)	(789,208)
Cash flows from investing activities		(3,281,794)	(4,263,678)	(5,309,586)	(8,882,503)

FINANCING ACTIVITIES
Repayments of advances from third parties		(2,288,570)	(326,230)	(2,592,103)	(727,027)
Repayment of advances made from affiliates		-	(113,050)	-	(10,084)
Repayments of advances made from a Director		-	(9,595)	-	(270,911)
Repayments of lease liabilities	10	(221,570)	(63,580)	(298,237)	(76,172)
Proceeds from the exercise of warrants	14	63,500	2,178,153	1,572,250	5,886,314
Proceeds from the exercise of options	15	246,750	92,500	246,750	117,500
Cash flows from financing activities		(2,199,890)	1,758,198	(1,071,340)	4,919,620

IMPACT OF FOREIGN EXCHANGE		(1,394,264)	326,903	(2,039,368)	(172,868)
Net decrease in cash		(3,915,717)	(2,031,399)	(3,748,367)	(3,782,873)
Cash, beginning of period		18,964,265	4,122,403	18,796,914	5,873,877
Cash, end of period		15,048,547	2,091,004	15,048,547	2,091,004

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

TENET FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2022 and December 31, 2021
(In Canadian dollars)

(Unaudited)

		As at June 30,	As at December 31,
	Note	2022	2021
		$	$
ASSETS		Unaudited	Audited
Current
Cash		15,048,547	18,796,914
Restricted cash		33,333	53,333
Loans Receivable	5	19,022,907	17,553,358
Assets held for sale		256,201	320,959
Debtors	6	46,539,957	56,001,475
Prepaid expenses and other current assets		1,243,595	1,675,549
		82,144,540	94,401,588

Loans receivable	6	1,680,727	3,270,333
Property and equipment	7	2,173,615	2,062,014
Investments		581,048	-
Intangible assets	8	34,209,337	32,845,799
Goodwill	8	62,522,554	62,522,554
Deferred tax assets		83,273	190,835
		183,395,094	195,293,123
LIABILITIES
Current
Accounts payable, advances and accrued liabilities	9	11,809,173	16,268,296
Lease liabilities	10	473,118	432,621
Bonds	12	342,313
Current tax liabilities		3,888,237	3,625,683
		16,512,841	20,326,600
Bonds	12	-	313,234
CEBA Loan	13	100,000	100,000
Lease liabilities	10	1,481,437	1,315,363
Foreign deferred tax liability		1,922,556	1,922,556
Canadian deferred tax liability		3,804,004	3,804,004
Contingent consideration payable	4	2,622,479	1,921,000
		26,443,317	29,702,757
SHAREHOLDERS' EQUITY
Capital stock	14	210,838,156	208,219,490
Shares to be issued	14	-	150,000
Contributed surplus		21,993,821	21,531,185
Accumulated other comprehensive income		(756,765)	1,366,752
Deficit		(89,848,691)	(79,997,442)
Shareholders' equity attributable to owners of the parent		142,226,521	151,269,985
Non-controlling interest		14,725,256	14,320,381
Total shareholders' equity		156,951,777	165,590,366
		183,395,094	195,293,123

Going concern uncertainty (note 2)

Subsequent events (note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Dylan Tinker
Director	Director

6

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Tenet Fintech Group Inc. (hereinafter "Tenet'' or the "Company"), formerly named Peak Fintech Group Inc. until November 1, 2021, was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Tenet Fintech Group Inc.'s head office is located at 119 Spadina Avenue, Suite 705, Toronto, Ontario,. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Tenet is the parent company of a group of innovative artificial intelligence (AI) and financial technology (Fintech) subsidiaries operating in Canada and China. Tenet's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of small- and medium-sized enterprises (SMEs) carry out a range of interactions and transactions, including in the commercial lending space, in a rapid, safe, efficient, and transparent manner.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

The level of revenue currently being generated is not presently sufficient to meet the Company's working capital requirements and business growth initiatives . The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, including a financing by prospectus that generated a net cash inflow of $47,981,290 in the third quarter of 2021, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $9,692,273, for the six-month period ended June 30, 2022 (year ended December 31, 2021 - $48,561,968), it has an accumulated deficit of $89,848,691 as at June 30, 2022 (year ended December 31, 2021 - $79,997,442) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast some significant doubt regarding the Company's ability to continue as a going concern.

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to- day operations without interruption.

These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Statement of compliance with IFRS

These condensed interim consolidated financial statements for the six-month period ended June 30, 2022, have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2021. There have not been any significant changes in judgments, estimates or assumptions since then. These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021.

The same accounting policies and methods of computation were used in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the consolidated financial statements for the year ended December 31, 2021 except for new standards and interpretations effective January 1, 2022.

These condensed interim consolidated financial statements for the six-month periods ended June 30, 2022 (including comparative figures) were approved by the Board of Directors on August 25, 2022.

7

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.2 Basis of measurement

These condensed interim consolidated financial statements are prepared on an accrual basis using the historical cost method.

3.3 Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of Tenet and all of its subsidiaries. The Company attributes total comprehensive profit or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these condensed interim consolidated financial statements:

		% of ownership		Functional
Entities	Registered	and voting right	Principal activity	Currency
Tenet Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Cubeler Inc.	Canada	100%	Technology based product developer and procurement facilitator	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	U.S. $

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Supply Chain Technologies Ltd	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Solar-Gas & Oil Supply Chain Management Co.,Ltd	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd	China	51%	Supply chain services	Renminbi

Asia Synergy Insurance Services Co.,Ltd	China	100%	Fintech	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

Beijing Huike Internet Technology	China	100%	Technology based product facilitator	Renminbi

Wechain (Nanjing) Technology Service Co., Ltd.	China	51%	Fintech	Renminbi

Beijing Kailifeng New Energy Technology Co., Ltd.	China	51%	Technology based product facilitator	Renminbi

Shanghai Xinhuizhi Supply Chain Management Co.,Ltd.	China	51%	Technology based product procurement facilitator	Renminbi

3.3 Basis of Consolidation (continued)

The Company's subsidiaries each have an annual reporting date of December 31 and are incorporated in either Canada, Hong Kong or China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

3.4 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

8

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

4 - BUSINESS COMBINATIONS

4.1 Subsequent Accounting

At each balance date, the Company revises its estimation of the fair value of the contingent consideration payable under the Heartbeat Acquisition and records an accretion entry accordingly. The re-evaluation process takes into account the historical performance of the operations of Huike and Heartbeat platform assets compared to agreed targets and discount the resultant estimate of the value of share instalments payable. As at June 30, 2022, the value of contingent consideration payable was estimated as $2,622.479 (December 31, 2021 - $1,921,000). During the three and six-month periods ended June 30, 2022 amounts totalling $303,448 and 701,479 respectively (2021 - $Nil and $Nil respectively) were recorded as an expense in the condensed interim consolidated statements of comprehensive profit and loss with a corresponding credit recorded in the consolidated statement of financial position to contingent consideration payable.

The intangible assets recorded as part of the Heartbeat and Cubeler purchase price allocations, excluding goodwill, are being amortized to the profit and loss account over their remaining useful lives, estimated to be 8 years. During the three and six-month periods ended June 30, 2022, amounts totalling $851,769 and $1,706,159 respectively (2021 - $Nil and $Nil respectively) have been charged to the condensed interim consolidated statement of comprehensive loss in respect of amortization of these intangible assets acquired under business combinations (refer note 8).

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

One of the Company's subsidiaries in China, Asia Synergy Financial Capital ("ASFC"), provides various financial services to small- and medium-sized enterprises.

ASFC provides loans that are either guaranteed by a third party and/or collateral assets. The loans secured with collateral are either secured by second-hand vehicles or by the residential property of the borrower. Loans that are not guaranteed by collateral assets are guaranteed by a third party.

Loans guaranteed by second-hand vehicles.

The second-hand vehicles are valued by the company credit department before approving a loan. The loan value at inception represents typically between 40% to 80% of the collateral value with an average of 79% as at June 30, 2022 (76% as at December 31, 2021). The second-hand vehicles collateral value is evaluated at the beginning of the loan and periodically during the life of the loan, based on an industry recognized used car guide which has been validated by company personnel, their knowledge, experience and the inspection process before approval of the loan.

Loans guaranteed by second rank mortgage on residential property

Before approving a loan, the Company's credit department will assess the value of any other mortgages taken out on the residential property and put as collateral by the prospective borrower. The loan value at inception typically represents between 25% and 50% of the collateral value exceeding the first rank mortgage taken by the borrower. The value of the residential property is evaluated at the beginning of the loan and periodically during the life of the loan based on a residential broker site, which is validated by the Company personnel, their knowledge, experience and inspection process before approval of the loan.

All the loans secured by collateral assets are registered on the appropriate government regulated system.

Credit Loans guaranteed by a third party

The Company makes loans to small and medium enterprises in the technology sector. Before approving a loan, the Company performs an initial credit evaluation of the borrower. The credit evaluation includes: the borrower company's credit profile, operating performance, financial statements, tax payments/receipt records, shareholders' structure and their individual credit rating. Based on the result of this initial evaluation, the Company will then proceed to sign a loan agreement with the SMEs borrowers. To mitigate the default risk in the case of any overdue situation incurred re these credit loans, a letter of guarantee must also be signed before the loan is finally granted to SMEs borrowers. Accordingly, a 3rd party must accept to provide a full guarantee to cover any overdue principal and interest on behalf of the borrowers. The company will also perform on-going monitoring of SMEs borrowers in the tech industry through visits, phone calls and follow-up on business models development.

9

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :

	2022-06-30	2021-12-31

Principal balance loans receivable	20,990,383	20,989,935
Less expected credit loss (ECL)	(286,749)	(166,244)
Loans receivable net	20,703,634	20,823,691

Loans receivables maturing in less than 12 months	19,022,907	17,553,358
Loans receivables maturing in more than 12 months	1,680,727	3,270,333
Total loans	20,703,634	20,823,691

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11 of the annual consolidated financial statements for the year ended December 31, 2021.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables as at June 30, 2022 and December 31, 2021, according to credit quality and ECL impairment stages.

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

		Credit loss	Credit loss
		allocation	allocation applied -
	Credit loss	applied -	Credit and supply
	allocation	Residential	chain finance
	applied - Auto	Property	credit
Stage 1 : 1%	1.0%	1.0%	2.0%
Stage 2: 30%	7.0%	1.0%	2.0%
Stage 3 :100%	12.0%	1.0%	2.0%

		Gross Carrying	Allowance for	Net Carrying
June 30, 2022%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	89.3%	18,747,008	(3,665)	18,743,343
Stage 2 Overdue 30-90 days	0.2%	43,005	(71)	42,934
Stage 3 Overdue> 90 days	10.5%	2,200,369	(283,013)	1,917,356
Total	100.0%	20,990,383	(286,749)	20,703,634

		Gross Carrying	Allowance for	Net Carrying
December 31, 2021%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	85.2%	17,882,518	(3,362)	17,879,156
Stage 2 Overdue 30-90 days	2.6%	540,283	(3,000)	537,283
Stage 3 Overdue> 90 days	12.2%	2,567,134	(159,882)	2,407,252
Total	100.0%	20,989,935	(166,244)	20,823,691

10

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

The loss allowance for loans to customers as at June 30, 2022, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

		Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2021	1	1,618	150,126	151,745
Originations net of repayments and other derecognitions	(16)	(579)	(23,431)	(24,026)
Net remeasurement	(1)	-	305,998	305,997
Transfers
- to lifetime ECL performing	-	-	-	-
- to lifetime ECL credit-impaired	(2)	(302)	304	-
Write-offs	-	-	(109,800)	(109,800)
Foreign exchange and other	20	(738)	(49,399)	(50,118)

Loss allowance as at June 30, 2022	1	(1)	273,797	273,798

		Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2021	207	1,382	9,756	11,345
Originations net of repayments and other derecognitions	(111)	(640)	(3,063)	(3,814)
Change in model
Net remeasurement	(870)	69	1,616	815
Transfers
- to 12-month ECL	878	-	(878)	-
- to lifetime ECL performing	(2)	2	-	-
- to lifetime ECL credit-impaired	(2)	(692)	694	-
Foreign exchange and other	(20)	(49)	1,093	1,023

Loss allowance as at June 30, 2022	81	71	9,217	9,369

	Product Type - Credit & Supply Chain Finance Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2021	3,154	-	-	3,154
Originations net of repayments and other derecognitions	434	-	-	434
Foreign exchange and other	(5)	-	-	(5)

Loss allowance as at June 30, 2022	3,583	-	-	3,583

The loss allowance for loans to customers as at December 31, 2021, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

		Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	148	1,880	351,293	353,321
Originations net of repayments and other derecognitions	(139)	(1,535)	(156,264)	(157,938)
Net remeasurement	7	894	(33,302)	(32,401)
Transfers
- to lifetime ECL credit-impaired	(13)	(144)	156	(1)
Write-offs	-	-	(22,147)	(22,147)
Foreign exchange and other	(2)	523	10,390	10,911

Loss allowance as at December 31, 2021	1	1,618	150,126	151,745

11

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

5 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

		Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	295	1,452	4,994	6,741
Originations net of repayments and other derecognitions	(79)	790	90	801
Net remeasurement	-	-	3,645	3,645
Transfers
- to lifetime ECL credit-impaired	(13)	(894)	907	-
Foreign exchange and other	4	34	120	158

Loss allowance as at December 31, 2021	207	1,382	9,756	11,345

	Product Type - Credit & Supply Chain Finance Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2020	224,355	-	-	224,355
Originations net of repayments and other derecognitions	33,328	-	-	33,328
Net remeasurement	(259,815)	-	-	(259,815)
Foreign exchange and other	5,286	-	-	5,286

Loss allowance as at December 31, 2021	3,154	-	-	3,154

6 - DEBTORS

	2022-06-30	2021-12-31
	$	$
Sales tax receivable	156,508	271,514
Advances to companies	58,843	141,184
Deposit on investment (1)	367,157	498,750
Deposits made for transactions on platforms with guarantee (2)	23,994,657	31,142,201
Deposits made for transactions on platforms (3)	1,452,620	1,506,225
Accounts receivable	8,099,746	9,632,651
Safety deposits with guarantor (4)	577,200	712,412
Subscriptions receivable from non-controlling interests	581,124	98,239
Promissory note (5)	244,470	113,193
Prepayments to third party subcontractors (6)	11,007,633	11,885,106
	46,539,957	56,001,475

(1) As at June 30, 2022 as per agreement signed with third parties, AST, a subsidiary of the Company, agreed to participate in a future partnership agreement. AST provided a deposit representing $367,157. At December 31, 2021, as per agreement signed with third parties, ASDS, a subsidiary of the Company, agreed to participate in a future partnership agreement. ASDS provided 25% of the deposit representing $498,750.

(2) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China. As collateral, the Company kept 10 to 20% of the merchandise in guarantee.

(3) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial institutions such as banks and lenders in mainland China. As collateral, the Company kept 5 to 8% of the merchandise in guarantee.

(4) As per an agreement with a loan insurance provider, ASCS, a subsidiary of the Company, agreed to maintain a deposit with the loan insurance provider, representing 10% of the value of loans serviced by ASCS, on behalf of certain commercial bank guarantees by loan insurer providers. ASCS's third party financial partners and the Company's ASFC subsidiary have a three-way agreement in place with ASCS under which third party financial partners and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with the loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

(5) On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. On June 3, 2022, an additional loan was issued to a board member of $130,462. The loans are due on December 15, 2022 and December 31 2022 respectively. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of June 30, 2022, the aggregate outstanding principal amount due for said loans is $244,470 (December 31, 2021 - $113,193).

12

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

6 - DEBTORS (CONTINUED)

(6) Subsidiaries of the Company active in supply chain activity made prepayments to suppliers to support operational supply chain processes. These prepayments will be reverted to Company's subsidiaries when services or merchandise transactions are executed.

Debtors amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivables are written off by taking in consideration third party guarantee on payment of debtors and if there is no reasonable expectation of recovery.

When measuring the expected credit losses of other debtors, Advances to companies, Deposits made for transaction on platforms with guarantees, Deposits made for transaction on platforms, Accounts receivable, Service deposits, Subscriptions receivable from non- controlling interests, Promissory note, Other subscriptions receivable and Prepayment to third party subcontractors are assessed individually due to the low number of accounts. The expected loss rates are based on the payment profile of debtor, assessed by the company's lending hub system.

Debtors are written off (i.e. de-recognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangements, amongst other things, are considered indicators of no reasonable expectation of recovery. As at June 30, 2022 an amount of $318,517 (December 31, 2021 - $317,778) was registered for expected credit loss for debtors.

7 - PROPERTY AND EQUIPMENT

	Right-of-use	IT and office	Vehicles and
	assets	equipment	other equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2022	3,067,626	201,858	191,393	3,460,877
Adjustments	19,626	-	-	19,626
Additions	409,237	25,434	-	434,671
Disposals	(2,344)	-	-	(2,344)
Balance as at June 30, 2022	3,494,145	227,292	191,393	3,912,830

Accumulated amortization
Balance as at January 1, 2022	1,186,255	110,873	101,736	1,398,864
Adjustments	1,154	-	-	1,154
Amortization	252,534	19,777	23,211	295,522
Exchange differences	38,378	2,108	3,189	43,675
Balance as at June 30, 2022	1,478,321	132,758	128,136	1,739,215
Net carrying amount as at June 30, 2022	2,015,824	94,534	63,257	2,173,615

Gross carrying amount
Balance as at January 1, 2021	1,136,485	122,336	205,358	1,464,179
Amounts acquired in a business combination	179,812	25,312	-	205,124
Additions	1,808,761	54,210	-	1,862,971
Disposals	(57,432)	-	(13,965)	(71,397)
Balance as at December 31, 2021	3,067,626	201,858	191,393	3,460,877

Accumulated amortization
Balance as at January 1, 2021	800,068	70,353	64,391	934,812
Amortization	286,850	41,726	48,413	376,989
Other adjustments	99,715	-	-	99,715
Revaluation of Right-of-use assets	9,978	-	-	9,978
Disposals	-	21	(7,739)	(7,718)
Exchange differences	(10,356)	(1,227)	(3,329)	(14,912)
Balance as at December 31, 2021	1,186,255	110,873	101,736	1,398,863
Net carrying amount as at December 31, 2021	1,881,371	90,985	89,657	2,062,014

13

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

8- INTANGIBLE ASSETS

			Gold River Supply-
	Loan servicing		chain services			Other ERP
	agreement	Gold River	platforms	Cubeler Interface	Cubeler Platform	platforms	Heartbeat Platform	Tradenames	Total	Goodwill
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as at January 1, 2022	1,430,000	2,461,348	4,254,973	2,084,893	23,862,000	2,438,061	8,368,063	5,287,000	50,186,338	103,908,976
Addition	-	-	2,409,124	103,319	648,362	1,544,643	-	-	4,705,448
Balance as at June 30, 2022	1,430,000	2,461,348	6,664,097	2,188,212	24,510,362	3,982,704	8,368,063	5,287,000	54,891,786	103,908,976

Accumulated amortization
Balance as at January 1, 2022	429,000	2,461,348	231,217	643,496	10,228,688	81,731	410,966	2,854,095	17,340,541	41,386,422
Amortization	71,500	-	740,822	207,658	927,677	339,035	611,127	167,355	3,065,174	-
Exchange differences	-	(1)	115,472	49,026	-	83,860	28,378	(1)	276,734	-
Balance as at June 30, 2022	500,500	2,461,347	1,087,511	900,180	11,156,365	504,626	1,050,471	3,021,449	20,682,449	41,386,422

carryin	929,500	-	5,576,586	1,288,032	13,353,997	3,478,078	7,317,592	2,265,551	34,209,337	62,522,554

Gross carrying amount
Balance as at January 1, 2021	1,430,000	2,461,348	-	2,413,059	-	-	-	-	6,304,407	-
Amounts arising from business combinations	-	-	-	-	23,862,000	-	7,471,000	5,287,000	36,620,000	103,908,976
Addition	-	-	3,926,807	-	-	2,438,061	897,063	-	7,261,931	-
Transferred in	-	-	3,006,491	1,942,735	-	234,381	-	-	5,183,607	-
Transferred out	-	-	(2,678,325)	(2,270,901)	-	(234,381)	-	-	(5,183,607)	-
Balance as at December 31, 2021	1,430,000	2,461,348	4,254,973	2,084,893	23,862,000	2,438,061	8,368,063	5,287,000	50,186,338	103,908,976

Accumulated amortization
Balance as at January 1, 2021	286,000	2,461,348	-	393,182	-	-	-	-	3,140,530	-
Amortization	143,000	193,717	231,217	295,868	745,688	81,731	410,966	165,095	2,267,281	-
Impairment loss on intangible	-	(193,717)	-	-	9,483,000	-	-	2,689,000	11,978,283	41,386,422
Exchange differences	-	-	-	(45,554)	-	-	-	-	(45,554)	-
Balance as at December 31, 2021	429,000	2,461,348	231,217	643,496	10,228,688	81,731	410,966	2,854,095	17,340,540	41,386,422

Net carrying amount as at December 31, 2021	1,001,000	-	4,023,756	1,441,397	13,633,312	2,356,331	7,957,097	2,432,905	32,845,798	62,522,554

9 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2022-06-30	2021-12-31

Trade accounts payable and accruals	3,357,104	5,224,124
Advance from third party customers, no interest (1)	8,452,069	11,044,172
	11,809,173	16,268,296

(1) Advance from downstream corporative clients for supply chain bundle service fee.

10 - LEASE LIABILITIES

	2022-06-30	2021-12-31

Balance - beginning of period	1,747,984	239,507
Adjustment	20,170	1,977,352
Additions	409,237	1,977,352
Accretion interest	75,401	65,908
Lease payments	(298,237)	(565,880)
Effect of exchange rate change on obligation	-	31,097
Balance - end of period	1,954,555	1,747,984
Current Portion	473,118	432,621
	1,481,437	1,315,363

Following is a summary of the Company's obligations regarding lease payments:

As at June 30, 2022, the carrying amount of financial assets and financial liabilities were as follows:

	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
As at June 30, 2022
Lease payments	611,578	1,215,159	629,393	2,456,130

As at December 31, 2021
Lease payments	561,677	951,334	729,289	2,242,301

14

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

11 - DEBENTURES

Debenture issuance of April 24, 2019

The movement during the six-month period ended June 30, 2022 and the year ended December 31, 2021, relating to this debenture can be summarised as follows:

	2022-06-30	2021-12-31

Balance at the beginning period / year	-	23,311
Accretion of debentures	-	683
Conversion of debentures	-	(23,994)
Balance at the end of period / year	-	-

12 - BONDS

On May 29, 2020, the Company has placed 400 units of secured corporate bonds at $1,000 per unit. Each unit sold was comprised of $1,000 face value bonds, redeemable on June 10, 2023, bearing interest at a nominal rate of 10% payable monthly, plus 20 purchase warrants exercisable into Company common share at $2.00 per share for a period of 36 months from the date of issuance.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty").

The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company. The amount set aside as at June 30, 2022, is $33,333 (December 31, 2021 - $53,333) and is presented under Restricted Cash in the Condensed Interim Consolidated statements of Financial position.

Bonds are secured by a pledge on the aggregate assets of the Company, maturing on May 29, 2023. The Company used the residual value method to allocate the principal amount of the bond between the liability and the contributed surplus. Under this method, an amount of $64,896 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $227,569 computed as the present value of future principal and interest payments discounted at a rate of 22%.

The movement during the six-month period ended June 30, 2022 and the year ended December 31, 2021, relating to these bonds can be summarised as follows:

	2022-06-30	2021-12-31
	$	$
Balance at the beginning period / year	313,234	258,933
Addition	-	-
Accretion on debentures and bonds	15,703	27,327
Amortization of initial costs	13,376	26,974
Balance at the end period / year	342,313	313,234

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

13 - CEBA LOAN (Canada Emergency Business Account)

On April 20, 2020, the Company applied for and received $40,000 under the Canada Emergency Business Account (CEBA). Further, on September 1, 2021, through its acquisition of Cubeler, the Company acquired an additional CEBA loan totalling $60,000. Under this program providing interest-free loans, repaying the balance of the loan on or before December 31, 2023, will result in loan forgiveness of 33% ($33,000), which is the intention of the Company. Subsequent to year-end 2021, the Government of Canada announced that the deadline to repay loans under the Canada Emergency Business Account program would be extended by one year (that is from December 31, 2022 to December 31, 2023). As of January 1, 2024, the loan balance will bear interest at 5% and will be repayable on maturity on December 31, 2025.

14 - SHAREHOLDERS' EQUITY

14.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for two pre- consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

15

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

14 - SHAREHOLDERS' EQUITY (CONTINUED)

14.2 Description of the shareholders' equity operations during the six-month period ended June 30, 2022

a) During the six-month period ended June 30, 2022, the Company issued 1,653,000 common shares at an average exercise price of $1.04 per share for total proceeds of $1,722,250 upon the exercise of share purchase warrants, out of which, $150,000 was received in 2021. An amount of $459,818 related to exercised warrants were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 14.4).

b) During the six-month period ended June 30, 2022, the Company issued 117,500 common shares at an average exercise price of $2.10 per share for total proceeds of $246,750 upon the exercise of stock options, and $217,420 related to exercised stock options were transferred from contributed surplus to share capital in the consolidated statements of changes in equity (note 15).

14.3 Description of the shareholders' equity operations during the six-month period ended June 30, 2021

a) During the six-month period ended June 30, 2021, $25,000 of secured debentures with a conversion price of $1.00 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $23,994. The Company therefore issued 50,000 common shares to the debenture holders and recorded $23,994 in share capital. In addition, amounts of $3,489 related to these debenture conversions, were transferred to capital stock from conversion options in the condensed interim consolidated statements of financial position.

b) During the six-month period ended June 30, 2021, the Company issued 16,675 common shares at an average price of $3.05 per share to settle $50,850 of debts related to services received by the Company, of which $15,000 was recorded in public relations fees in the condenssed interim consolidated statements of comprehensive profit and loss, $35,850 was recorded against accounts payable and accruals in the condensed interim consolidated statements of financial position.

c) During the six-month period ended June 30, 2021, the Company issued 7,157,732 common shares at an average exercise price of $0.84 per share for total proceeds of $5,993,925 upon the exercise of share purchase warrants, and $2,135,722 related to exercised warrants were transferred from contributed surplus to share capital in the condensed interim statements of consolidated equity.

d) During the six-month period ended June 30, 2021, the Company issued 82,500 common shares at an average exercise price of $1.00 per share for total proceeds of $82,500 upon the exercise of stock options, and $79,590 related to exercised stock options were transferred from contributed surplus to share capital in the condensed interim statements of consolidated equity.

e) On April 8, 2021 the Company issued the final tranche of 511,169 common shares at $0.79 per share with a total consideration of $403,610 in relation to a business combination (refer note 4). Consequently $403,610 was credited to share capital with the offset being debited to equity to issue in the condensed interim statement of consolidated equity.

14.4 Warrants

The outstanding warrants as at June 30, 2022 and December 31, 2021 and the respective changes during the six-month period and the year then ended, are summarized as follows:

		2022-06-30		2021-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	17,332,504	3.057	14,662,750	0.966
Granted			14,990,999	3.500
Expired			(15,000)	1.333
Exercised	(1,653,001)	1.042	(12,306,245)	1.107
Outstanding and exercisable,
end of period	15,679,503	3.270	17,332,504	3.057

As of June 30, 2022 and December 31, 2021, the number of outstanding warrants which could be exercised for an equivalent number of common shares at the exception of the warrants expiring on July 23, 2023 which two warrants are needed to be exercised for one common share, is as follows:

		2022-06-30		2021-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
February, 2022	-	-	360,000	2.00
July, 2022	460,000	0.50	585,000	0.50
August, 2022	731,190	0.50	1,298,690	0.50
October 2022	-	-	350,000	0.80
October 2022	-	-	250,000	1.50
May, 2023	3,000	2.00	3,500	2.00
May, 2023	13,328	1.00	13,328	1.00
July, 2023	12,870,149	3.50	12,870,149	3.50
July, 2023	1,601,836	3.50	1,601,837	3.50
	15,679,503		17,332,504

16

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

15 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The outstanding options as at June 30, 2022 and December 31,2021 and the respective changes during the six-month period and the year then ended, are summarized as follows:

		2022-06-30		2021-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	4,689,250	1.929	4,351,750	1.336
Granted	110,601	5.783	945,000	4.448
Exercised (1)	(117,500)	2.100	(607,500)	1.594
Expired	(272,500)	2.100
Forfeited	(5,000)	4.800
Outstanding end of period	4,404,851		4,689,250	1.929

Exercisable end of period	3,050,500	1.498	2,488,550	1.390

    (1) Market value of the shares was $3.96 and $2.95 on the exercise date of these options

The table below summarizes the information related to outstanding share options as at June 30, 2022.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
November 27, 2022	1.100	18,750	4 months
December 15, 2022	1.600	171,250	5 months
April 16, 2023	1.000	5,000	9 months
June 5, 2023	1.000	288,750	11 months
November 28, 2023	1.000	37,500	1 years and 4 months
May 1, 2024	1.000	50,000	1 years and 10 months
May 27, 2024	1.000	447,500	1 years and 10 months
September 5, 2024	1.000	10,000	2 years and 2 months
November 1, 2024	1.100	50,000	2 years and 4 months
November 12, 2024	1.000	5,000	2 years and 4 months
June 11, 2025	1.000	745,500	2 years and 11 months
August 7, 2025	0.450	250,000	3 years and 1 months
October 28, 2025	1.500	1,225,000	3 years and 3 months
November 6, 2025	2.700	50,000	3 years and 4 months
January 28, 2026	5.700	25,000	3 years and 6 months
March 22, 2026	5.500	55,000	3 years and 8 months
May 13, 2026	4.800	5,000	3 years and 10 months
July 7, 2026	4.100	825,000	4 years and 0 months
August 10, 2026	8.000	5,000	4 years and 1 months
October 28, 2026	11.500	25,000	4 years and 3 months
January 1, 2027	7.500	32,725	4 years and 6 months
February 1, 2027	5.600	42,881	4 years and 7 months
March 1, 2027	4.100	2,941	4 years and 8 months
April 1, 2027	4.160	15,627	4 years and 9 months
May 1, 2027	5.130	13,585	4 years and 10 months
June 1, 2027	2.550	2,842	4 years and 11 months
		4,404,851

17

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

15 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at December 31, 2021.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
June 1, 2022	2.100	390,000	5 months
November 27, 2022	1.100	18,750	10 months
December 15, 2022	1.600	171,250	11 months
April 16, 2023	1.000	5,000	1 year and 3 months
June 5, 2023	1.000	288,750	1 year and 5 months
November 28, 2023	1.000	37,500	1 year and 10 months
May 1, 2024	1.000	50,000	2 years and 4 months
May 27, 2024	1.000	447,500	2 years and 4 months
September 5, 2024	1.000	10,000	2 years and 8 months
November 1, 2024	1.100	50,000	2 years and 10 months
November 12, 2024	1.000	5,000	2 years and 10 months
June 11, 2025	1.000	745,500	3 years and 5 months
August 7, 2025	0.450	250,000	3 years and 7 months
October 28, 2025	1.500	1,225,000	3 years and 9 months
November 6, 2025	2.700	50,000	3 years and 10 months
January 28, 2026	5.700	25,000	4 years and 0 months
March 22, 2026	5.500	55,000	4 years and 2 months
May 13, 2026	4.800	10,000	4 years and 4 months
July 7, 2026	4.100	825,000	4 years and 6 months
August 10, 2026	8.000	5,000	4 years and 7 months
October 28, 2026	11.500	25,000	4 years and 9 months
		4,689,250

During the three and six-month period ended June 30, 2022 the Company recorded an expense of $570,757 and $1,112,302 respectively related to share-based payments (periods ended June 30, 2021- $396,515 and $741,205). The offset was credited to contributed surplus.

15.1 Share-based payments granted to directors and employees during the six-month period ended June 30, 2022

a) On January 1, 2022 the Company granted options to acquire 32,725 common shares of the Company at an average exercise price of $7.50 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $179,183 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$7.15
Expected life	5 years
Risk-free interest rate	1.25%
Volatility	106%
Exercise price at the date of grant	$7.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On February 1, 2022 the Company granted options to acquire 42,881 common shares of the Company at an average exercise price of $5.60 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $173,796 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.28
Expected life	5 years
Risk-free interest rate	1.63%
Volatility	106%
Exercise price at the date of grant	$5.6

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

18

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

15 - SHARE-BASED PAYMENTS (CONTINUED)

c) On March 1, 2022 the Company granted options to acquire 2,941 common shares of the Company at an average exercise price of $4.10 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $8,455 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.82
Expected life	5 years
Risk-free interest rate	1.61%
Volatility	104%
Exercise price at the date of grant	$4.1

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

d) On April 1, 2022 the Company granted options to acquire 10,627 common shares of the Company at an average exercise price of $4.16 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $37,748, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.96
Expected life	5 years
Risk-free interest rate	2.50%
Volatility	109%
Exercise price at the date of grant	$4.16

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

e) On May 1, 2022 the Company granted options to acquire 13,585 common shares of the Company at an average exercise price of $5.13 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $50,605, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$4.67
Expected life	5 years
Risk-free interest rate	2.80%
Volatility	103%
Exercise price at the date of grant	$5.13

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

f) On June 1, 2022 the Company granted options to acquire 2,842 common shares of the Company at an average exercise price of $2.55 to employees.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $5,440, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$2.14
Expected life	5 years
Risk-free interest rate	2.86%
Volatility	109%
Exercise price at the date of grant	$2.55

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

19

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

15 - SHARE-BASED PAYMENTS (CONTINUED)

15.2 Options granted to consultants during the six-month period ended June 30, 2022

a) On April 1, 2022 the Company granted options to acquire 5,000 common shares of the Company at an average exercise price of $4.16 to a consultant.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $15,526 was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.96
Expected life	5 years
Risk-free interest rate	2.50%
Volatility	109%
Exercise price at the date of grant	$4,16

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

15.3 Share-based payments granted to directors and employees during the six-month period ended June 30, 2021

a) During the six-month period ended June 30, 2021 the Company granted options to acquire 25,000 common shares of the Company at an average exercise price of $5.70 to a director.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $103,780, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.32
Expected life	5 years
Risk-free interest rate	0.46%
Volatility	111%
Dividend	0%
Exercise price at the date of grant	$5.70

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On May 13, 2021, the Company granted 10,000 options to new employees at an exercise price of $4.80 per share. The options are vesting over a periods of eight, sixteen and twenty-four-month following the date of granting and will be exercisable over a period of five years expiring in May 2026.

The options vest over a two-year period and are exercisable over a period of five years .

20

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

15 - SHARE-BASED PAYMENTS (CONTINUED)

The fair value of the options granted, amounting to $33,764, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$4.40
Expected life	5 years
Risk-free interest rate	0.95%
Volatility	108%
Dividend	0%
Exercise price at the date of grant	$4.80

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

15.4 Options granted to consultants during the six-month period ended June 30, 2021

a) During the six-month period ended June 30, 2021 the Company granted options to acquire 55,000 common shares of the Company at an average exercise price of $5.50 to one of its service providers as part of an investors relations agreement.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $235,434, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.48
Expected life	5 years
Risk-free interest rate	0.92%
Volatility	109%
Dividend	0%
Exercise price at the date of grant	$5.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

16 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $156,951,777 as at June 30, 2022 (December 31, 2021 - $165,590,366).

The Company manages its capital structure and makes adjustments to it to ensure it has sufficient liquidity and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

21

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

17 - FINANCIAL INSTRUMENTS

17.1 Classification of financial instruments

As at June 30, 2022, the carrying amount of financial assets and financial liabilities were as follows:

			2022-06-30
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash	-	15,048,547	15,048,547
Restricted Cash	-	33,333	33,333
Debtors	-	46,383,449	46,383,449
Loans receivable	-	20,703,634	20,703,634
	-	82,168,963	82,168,963
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	-	11,387,923	11,387,923
Bonds	-	342,313	342,313
CEBA Loan	-	100,000	100,000
Contingent consideration payable	2,622,479	-	2,622,479
	2,622,479	11,830,236	14,452,715

As at December 31, 2021, the carrying amount of financial assets and financial liabilities were as follows:

			2021-12-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash	-	18,796,914	18,796,914
Restricted Cash	-	53,333	53,333
Debtors	-	55,729,961	55,729,961
Loans receivable	-	20,823,691	20,823,691
	-	95,403,898	95,403,899
Financial liabilities
Financial liabilities measured at amortized cost	-
Accounts payable and accrued liabilities	-	15,903,158	15,903,158
Bonds	-	313,234	313,234
CEBA Loan	-	100,000	100,000
Contingent consideration payable	1,921,000	-	1,921,000
	1,921,000	16,316,392	18,237,392

22

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

17 - FINANCIAL INSTRUMENTS (CONTINUED)

17.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see note 5), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

17.3 Financial risks

17.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (note 2).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

			2022-06-30
	Current		Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$
Accounts payable and accrued liabilities	11,387,923	-	-
Bonds	-	400,000	-
Contingent consideration payable	-	1,756,500	1,947,000
CEBA loan	-	-	100,000
	11,387,923	2,156,500	2,047,000

			2021-12-31
	Current		Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$
Accounts payable and accrued liabilities	15,903,158	-	-
Bonds	-	-	400,000
Contingent consideration payable	-	1,317,375	2,386,125
CEBA loan	-	-	100,000
	15,903,158	1,317,375	2,886,125

23

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

17 - FINANCIAL INSTRUMENTS (CONTINUED)

17.4 Finance costs

The breakdown in Finance costs during the three and six-month periods ended June 30, 2022 and 2021 is as follows:

	6/30/2022	6/30/2021	6/30/2022	6/30/2021
	(3 months)	(3 months)	(6 months)	(6 months)
Interest on debentures	-	-	-	333.00
Interest on lease liabilities (note 10)	38,268	7,535	75,401	13,970
Interest on security deposit and advances	(4,327)	25,926	-	54,158
Interest on bonds	10,000	10,000	20,000	20,000
Interest income	(23,329)	(1,449)	(38,495)	(10,606)
Accretion on debentures and bonds	8,089	6,630	15,703	13,554
Accretion of contingent consideration payable	303,448	-	701,479	-
Total interest expense	332,148	48,641	774,087	91,410
Miscellaneous	17,428	2,294	22,472	4,358
	349,576	50,935	796,559	95,768

17.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, restricted cash, loans receivable on short and long term and debtors (except sales tax receivables), accounts payable, advances and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures and the bonds is estimated using a discounted cash flow approach and approximate their carrying amount. CEBA loan is recognized as it cost which is close from its fair value;

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Heartbeat. (note 4) is estimated by probability-weighted cash outflows and reflect management's estimate of a 85% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Bonds are level 3 under the fair value hierarchy.

Contingent consideration payable, the CEBA loan, loans receivable on short and long term are level 3 under the fair value hierarchy.

24

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

18 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel are, the CEO, the CFO , the China CEO and the members of the Board. Their remuneration includes the following expenses:

	2022-06-30	2021-06-30	2022-06-30	2021-06-30
	(3 months)	(3 months)	(6 months)	(6 months)
	$	$	$	$

Salaries and fringe benefits	340,013	167,034	540,210	308,453
Share-based payments	408,797	331,262	821,848	643,420
Royalty- Cubeler	-	43,902	-	74,678
Total	748,810	542,198	1,362,058	1,026,551

These transactions occurred in the normal course of operations and have been measured at fair value.

As at June 30, 2022 and December 31, 2021 the condensed interim consolidated statement of financial position includes the following amounts with related parties:

	2022-06-30	2021-12-31
	$	$
Loans, with interest (1)	244,470	113,193
	244,470	113,193

(1) On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. On June 3, 2022, an additional loan was issued to a board member of $130,462. The loans are due on December 15, 2022 and December 31, 2022 respectively. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of June 30, 2022, the aggregate outstanding principal amount due for said loans is $244,470 (December 31, 2021 - $113,193).

19 - SEGMENT REPORTING

The Company has determined that it has two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

25

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

19 - SEGMENT REPORTING (CONTINUED)

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

The Fintech Platform segment operates in North America and China, the Financial Services segment operates in China.

Other

The "other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the six-month periods ended June 30, 2022, and 2021 are as follows:

	Six months ended 2022-06-30
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from
external customers	-	1,056,357	-	-	1,056,357
Fees/sales from external customers	2,493,320	343,900	-	-	2,837,220
Supply chain services	63,331,470	-	(51,359)	-	63,280,111
Inter-segment	2,739,713	187,590	-	(2,927,303)	-
Total revenues	68,564,503	1,587,847	(51,359)	(2,927,303)	67,173,688

Expenses
Depreciation and amortization	3,266,737	90,064	3,894	-	3,360,696
Interest expense	782,247	15,348	(1,036)	-	796,559
Write down of accounts receivable	-	-	-	-	-
All other expenses	63,238,164	878,379	9,562,009	(2,927,303)	70,751,249
Total expenses	67,287,149	983,790	9,564,868	(2,927,303)	74,908,503

Profit (loss) before tax	1,277,353	604,057	(9,616,227)	0	(7,734,815)
Income tax	1,709,638	193,901	53,919	-	1,957,458
Net profit (loss)	(432,284)	410,156	(9,670,146)	0	(9,692,273)

Non-controlling interest	(123,348)	282,324	-	-	158,976
Net profit (loss) attributable to Owners of the parent	(308,936)	127,832	(9,670,146)	0	(9,851,249)

Segmented assets	146,563,034	24,354,950	13,917,555	(1,440,445)	183,395,094

26

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

19 - SEGMENT REPORTING (CONTINUED)

	Six months ended 2021-06-30
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from
external customers	-	1,202,401	-	-	1,202,401
Fees/sales from external customers	1,792,397	602,843	-	-	2,395,240
Supply chain services	41,177,420	-	113,894	-	41,291,314
Inter-segment	558,830	53,503	182,841	(795,174)	-
Total revenues	43,528,648	1,858,747	296,734	(795,174)	44,888,955

Expenses
Depreciation and amortization	257,120	111,679	10,840	-	379,640
Interest expense	56,600	3,215	35,953	-	95,768
All other expenses	41,128,057	785,485	2,425,027	(795,174)	43,543,395
Total expenses	41,441,777	900,380	2,471,820	(795,174)	44,018,803

Profit (loss) before tax	2,086,871	958,367	(2,175,086)	-	870,152
Income tax	582,564	357,495	23,724		963,783
Net profit (loss)	1,504,306	600,872	(2,198,810)	-	(93,631)

Non-controlling interest	413,076	278,484	-	-	691,559
Net profit (loss) attributable to owners of the parent	1,091,231	322,389	(2,198,810)	-	(785,190)

Segmented assets	45,457,236	23,633,063	29,352,033	(27,892,901)	70,549,430

(1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

The Company's non-current assets are located in the following geographic regions:

	2022-06-30	12/31/2021
	Non-current	Non-current
	Assets	Assets
	$	$
China	14,242,976	10,900,348
Canada	87,007,578	89,991,187
Total	101,250,554	100,891,535

27

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

20 - NON-CONTROLLING INTERESTS

The Company controls the following subsidiaries that have significant non-controlling interests (NCIs).

	2022-06-30	2021-12-31
	% ownership	% ownership
	and voting rights	and voting rights
Entities	held the by NCIs	held the by NCIs

Asia Synergy Supply Chain Ltd ("ASSC")	49%	49%
Asia Synergy Financial Capital Ltd ("ASFC")	49%	49%
Wechain (Nanjing) Technology Service Co., Ltd	49%	49%
Beijing Kailifeng New Energy Technology Co., Ltd	49%	49%
Shanghai Xinhuizhi Supply Chain ManagementCo.,Ltd	49%	49%

	Total comprehensive profit and loss
	allocated to NCI		Accumulated NCI
	Six-month period	Six-month period
	ended	ended	As at	As at
	2022-06-30	2021-06-30	2022-06-30	2021-12-31
Asia Synergy Supply Chain Ltd	40,695	464,568	2,023,495	1,951,538
Asia Synergy Financial Capital Ltd	91,989	150,028	11,581,586	11,520,859
Wechain (Nanjing) Technology Service Co., Ltd	(159,261)	-	624,021	783,281
Beijing Kailifeng New Energy Technology Co., Ltd	(52,392)	-	495,195	64,703
Shanghai Xinhuizhi Supply Chain ManagementCo.,Ltd	(15)	-	959	-
	(78,984)	614,596	14,725,256	14,320,381

No dividends were paid to NCIs during the six-month periods ended June 30, 2022 and 2021.

28

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021

(In Canadian dollars)
(Unaudited)

20 - NON-CONTROLLING INTERESTS (CONTINUED)

Summarised financial information for subsidiaries with NCIs, before intragroup eliminations are as follows:

	ASSC		ASFC		Wechain		Kailifeng		ASAC		Total
	2022-06-30	2021-12-31	2022-06-30	2021-12-31	2022-06-30	2021-12-31	2022-06-30	2021-12-31	2022-06-30	2021-12-31	2022-06-30	2021-12-31
	$	$	$	$	$	$	$	$	$	$	$	$

Current assets	6,135,160	8,454,526	24,527,563	26,519,686	531,291	446,330	598,744	130,545	1,927	-	31,794,684	35,551,087
Non-current assets	782	391	222,757	124,846	838,214	1,283,169	476,197	59,760	-	-	1,537,950	1,468,166
	6,135,941	8,454,917	24,750,320	26,644,532	1,369,505	1,729,498	1,074,941	190,305	1,927	-	33,332,634	37,019,252

Current liabilities	1,900,908	4,238,109	989,667	2,584,145	21,824	67,363	71,981	56,091	0	-	2,984,381	6,945,708
Non-current liabilities	-	-	60,081	69,209	88,661	66,128	-	-	-	-	148,742	135,337
Total liabilities	1,900,908	4,238,109	1,049,748	2,653,354	110,485	133,491	71,981	56,091	-	-	3,133,124	7,081,045

Equity attributable to owners of the parent	2,106,087	2,031,193	12,054,304	11,991,098	649,491	815,252	515,407	67,344	998	-	15,326,286	14,904,886

Non-controlling interests	2,023,495	1,951,538	11,581,586	11,520,859	624,021	783,281	495,195	64,703	959	-	14,725,256	14,320,381

	ASSC		ASFC		Wechain		Kailifeng		ASAC		Total
	Six-month period ending		Six-month period ending		Six-month period ending		Six-month period ending		Six-month period ending		Six-month period ending
	2022-06-30	2021-06-30	2022-06-30	2021-06-30	2022-06-30	2021-06-30	2022-06-30	2021-06-30	2022-06-30	2021-06-30	2022-06-30	2021-06-30
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue	2,351,599	20,170,369	1,243,947	1,255,404	383,262	-	-	-	-	-	3,978,808	21,425,773

Profit for the year attributable to owners of the parent	82,165	429,935	293,847	289,850	(153,729)	-	(56,819)	-	2	-	165,466	719,785
Profit for the year attributable to NCIs	78,942	413,075	282,324	278,484	(147,701)	-	(54,590)	-	1	-	158,976	691,559
Profit (loss) for the year	161,108	843,010	576,171	568,334	(301,430)	-	(111,409)	-	3	-	324,442	1,411,344

Other comprehensive income ("OCI") for the year

OCI attributable to the owners of the parent	(39,808)	53,595	(198,104)	(133,699)	(12,031)	-	2,287	-	(16)	-	(247,673)	(80,104)
OCI attributable to NCIs	(38,247)	51,493	(190,335)	(128,456)	(11,560)	-	2,198	-	(16)	-	(237,960)	(76,963)
OCI for the year	(78,055)	105,088	(388,440)	(262,155)	(23,591)	-	4,485	-	(32)	-	(485,633)	(157,067)

Total comprehensive income for the year attributable to the owners of the parent	42,357	483,530	95,743	156,151	(165,760)	-	(54,532)	-	(14)	-	(82,207)	639,681
Total comprehensive income for the year attributable to NCIs	40,695	464,568	91,989	150,028	(159,261)	-	(52,392)	-	(15)	-	(78,984)	614,596

Total comprehensive profit and loss for the year	83,053	948,098	187,731	306,179	(325,021)	-	(106,924)	-	(29)	-	(161,191)	1,254,277

Net cash used in operating activities	2,093,415	1,445,050	1,908,806	(2,591,071)	(144,814)	-	(504,166)	-	3	-	3,353,243	(1,146,021)
Net cash used in investing activities	(647)	12	20,741	35,367	42,837	-	(402,147)	-	-	-	(339,215)	35,379
Net cash from financing activities	(1,991,162)	(1,510,652)	(789,469)	71,158	(3,098)	-	913,959	-	1,989	-	(1,867,782)	(1,439,494)
Foreign exchange differences	(41,278)	3,534	(866,777)	(338,580)	(35,558)	-	(5,325)	-	(65)	-	(949,002)	(335,046)

Net cash (outflow) inflow for the year	60,328	(62,056)	273,301	(2,823,126)	(140,633)	-	2,321	-	1,927	-	197,244	(2,885,182)

29

TENET FINTECH GROUP INC.
(Formerly Peak Fintech Group Inc.)

Notes to Condensed Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2022 and 2021s

(In Canadian dollars)
(Unaudited)

20 - NON-CONTROLLING INTERESTS (CONTINUED)

During the six-month period ended June 30, 2022, the Company's subsidiaries, ASDS and AST along with the non-controlling interests of Kalifeng and Shanghai Xinhuizhi Supply Chain Management Co.,Ltd. ("ASAC") respectively, subscribed for additional share capital in the ratio of their relevant ownership percentages. The total value of capital agreed to be injected by NCIs in Kalifeng totalled $482,884 (six-months ended June 30, 2021 - $Nil) and in ASAC totalled $975 (six-months ended June 30, 2021 - $Nil). As at June 30, 2022 the amount of the NCI's portion of the capital injection agreed for these NCI's that was outstanding was $581,124 (December 31, 2021 - $98,239) (refer to note 6).

21 - CONTINGENCIES

Through the normal course of operations, the Company may be exposed to a number of lawsuits, claims and contingencies. Provisions are recognized as liabilities in instances when there are present obligations and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and where such liabilities can be reliably estimated. No provision has been recognized in these consolidated financial statements. Although it is possible that liabilities may be incurred in instances where no provision has been made, the Company has no reason to believe that the ultimate resolution of such matters will have a material impact on its financial position.

22 - SUBSEQUENT EVENTS

During the period from July 1, 2022, and August 25, 2022, the Company issued 41,655 share purchase options to new employees with an average strike price of $1.44. Stock options are vested between a period of 8 to 24 months and mature 5 years after the issuance date.